EXHIBIT 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS

(in US dollars)

This is Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as of and for the three and six months ended June 30, 2017 and 2016. This MD&A should be read together with the unaudited condensed interim Consolidated Financial Statements and the related notes. This MD&A is dated August 7, 2017. All amounts in this report are in U.S. dollars, unless otherwise noted.

Except as otherwise indicated, all financial information contained in this MD&A and in the unaudited condensed interim Consolidated Financial Statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim Consolidated Financial Statements and this MD&A were reviewed by the Corporation’s Audit Committee and were approved by our Board of Directors.

Additional information about the Corporation can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company focused on developing its drug candidate, NX-1207, for the treatment of BPH and the treatment of low-grade localized prostate cancer. Since 1989, the Corporation’s activities and resources have been directed primarily on developing certain pharmaceutical technologies. Since 2002, Nymox has been developing its novel proprietary drug candidate, NX-1207, for the treatment of benign prostatic hyperplasia (“BPH”). NX-1207 showed positive results for the treatment of BPH in Phase 1 and 2 clinical trials in the U.S. and in follow-up studies of available subjects from the completed clinical trials. In 2009, Nymox started two pivotal double-blind placebo controlled Phase 3 trials for NX-1207, NX02-0017 and NX02-0018, that were conducted at investigational sites across the U.S. in more than 70 clinical centers with a total enrollment of approximately 1,000 patients. Nymox also initiated subsequent open-label U.S. re-injection Phase 3 safety studies, NX02-0020 and NX02-0022. The NX02-0017 study completed patient enrollment and participation in December 2013 and the NX02-0018 study in May 2014. At 12 months, the efficacy results showed significant improvement from baseline but did not reach statistical significance vs placebo. The Corporation subsequently completed additional prospective long-term extension follow-up studies and data analysis, and determined that long-term results for the Phase 3 trials showed statistical significance compared to placebo. The Company announced on May 3, 2017 that it had filed for the approval of NX-1207 (Fexapotide Triflutate) for the treatment of BPH in the Netherlands, UK, Germany, France, and Spain. The favorable long-term Phase 3 results have been announced in a series of public press releases starting in 2015. The Company also intends to file for approval in other jurisdictions in most parts of the world. Fexapotide has demonstrated an excellent safety profile throughout the clinical trials. There has been no evidence of significant molecular side effects linked to the drug.

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Nymox is also developing NX-1207 for the treatment of low-grade localized prostate cancer. A Phase 2 study of NX-1207 for low grade localized prostate cancer was started in 2012 with positive results reported in 2014. The Corporation is in the process of working towards definitive studies for this indication. The Corporation also has an extensive patent portfolio covering its marketed products, its investigational drug as well as other therapeutic and diagnostic indications. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the FDA and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

The Corporation is subject to a number of risks, including the successful development and marketing of its technologies and its ability to finance its research and development programs and operations through the sale of its common shares. During the second half of 2015, the Corporation has filed an F-3 Registration Statement made effective on August 4, 2015. The Company has been and continues to utilize proceeds from the F-3 registration along with private placements and other types of financings, collaboration agreements, and revenues from product sales to fund its operations and research programs. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional debt or capital in the near term and/or achieve sales and other revenue-generating activities.

Management believes that current cash balances as of June 30, 2017 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access financing through other sources of capital in order to fund these operations and activities over the next year.

We have incurred operating losses throughout our history. Management believes that such operating losses will continue for at least the next few years as a result of expenditures relating to research and development of our potential therapeutic products.

Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the 2 studies. As a result of the clinical benefits observed in the long-term extension trial, the Company announced that it intends to meet with regulatory authorities in various jurisdictions around the world and in due course explore the possibility to proceed to file for approval where possible.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of our Form 20-F, for a discussion of the various factors that may affect the Corporation’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

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Results of Operations

Six Months Ended June 30	2017	2016
Total revenues	$87,826	$191,252
Net loss	$(5,519,056)	$(7,150,315)
Loss) per share (basic & diluted)	$(0.11)	$(0.16)
Total assets	1,323,354	403,946
Non-current financial liabilities	$-	$1,269,429

Results of Operations – the three and six months ended June 30, 2017 compared to the three and six months ended June 30, 2016

Net losses were $2,705,353, or $0.05 per share, for the quarter, and $5,519,056, or $0.11 per share, for the six months ended June 30, 2017, compared to net losses of $3,825,055, or $0.08 per share, for the quarter, and $7,150,315, or $0.16 per share, for the six months ended June 30, 2016. The decrease in the losses incurred is principally due to stock compensation charges of $2,882,348 in 2017 compared to $5,583,261 in 2016. The basic and diluted weighted average number of common shares outstanding for the three and six months ended June 30, 2017 were 51,528,945 and 50,886,447, respectively, compared to basic and diluted weighted average number of common shares of 45,426,957 and 44,715,253 respectively for the three and six month periods ended June 30, 2016.

Revenues

Revenues from sales of goods amounted to $9,432 for the quarter, and $87,826 for the six months ended June 30, 2017, compared with $149,752 for the quarter, and $191,252 for the six months ended June 30, 2016. The development of therapeutic candidates and of moving therapeutic product candidates through clinical regulatory approval process is a priority for the Corporation at this time. The growth of sales will become more of a priority once these candidates have obtained regulatory clearance. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $1,585,140 for the quarter, and $3,261,481 for the six months ended June 30, 2017, compared with $1,513,501 for the quarter, and $3,208,586 for the six months ended June 30, 2016. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical development and preparation of documentation required to apply for regulatory approval, as well as costs related to its R&D pipeline. Research and development expenditures also include stock compensation charges of $675,148 for the quarter and $1,423,374 in the six months ended June 30, 2017 compared with $1,064,898 for the quarter, and $2,302,703 for the six months ended June 30, 2016.

Marketing Expenses

Marketing expenditures were $7,402 for the quarter, and $7,628 for the six months ended June 30, 2017, compared with $897 for the quarter, and $3,503 for the six months ended June 30, 2016. The increase is mainly due to the professional fee for market developing increase in the second quarter. The Corporation expects that marketing expenditures will increase dramatically if and when new products are launched on the market.

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General and Administrative Expenses

General and administrative expenses were $987,436 for the quarter, and $2,106,316 for the six months ended June 30, 2017, compared with $2,364,947 for the quarter, and $3,924,952 for the six months ended June 30, 2016. General and administrative expenditures included stock compensation charges of $1,458,974 for the six months ended June 30, 2017 and $3,280,558 in the comparative period in 2016. The decrease of $1,818,636 in general and administrative expenses for the six-month period is primarily attributable to a decrease of $1,821,584 in stock compensation charges. The decrease in general and administrative expenses of $1,377,511 for the quarter ended June 30, 2017 is mainly attributable to a decrease of $1,364,991 in stock compensation charges compared to 2016. The Corporation expects that general and administrative expenditures (exclusive of stock compensation costs) will increase as new product development leads to expanded operations.

Finance costs

Net finance costs were $108,198 for the quarter and $159,668 for the six months ended June 30, 2017, compared with $54,102 for the quarter and $112,436 for the six months ended June 30, 2016. An amount of $25,498 for the quarter and $80,336 for the six months period ended June 30, 2017 in interest and accretion expenses incurred in connection with the convertible notes.

The Corporation incurs expenses in the local currencies of the countries in which it operates, which includes the United States, Canada and the Bahamas. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2017 or 2016.

Contractual Obligations

Nymox has no contractual obligations of significance other than its accounts payable, accrued liabilities and the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years
Rent for laboratory and office space	$104,970	$94,973	$9,997	$-
Operating leases	1,572	1,572	-	-
Convertible notes	670,000	670,000	-	-
Interest and fees on convertible notes	20,100	20,100	-	-
Total	$796,642	$786,645	$9,997	$-

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the statement of financial position except for operating leases and insurance premium installments.

Transactions with Related Parties

The Corporation had no transactions with related parties in 2017 and 2016 other than those disclosed for key management personnel in note 6 of the unaudited condensed interim Consolidated Financial Statements.

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Financial Position

Liquidity and Capital Resources

As of June 30, 2017, cash and receivables including tax credits receivable totaled $1,271,092 compared with $2,027,346 at December 31, 2016. The decrease is mainly due to cash used for general and administrative purposes and to support the preparation of the regulatory submissions of Fexapotide.

On January 18, 2017, the Company received cash from the exercise of warrants issued in connection with a private placement of common stock in early 2015. The Company received total proceeds of $103,810 and 51,905 shares were issued.

On March 9, 2017, the Company received cash from the exercise of warrants issued in connection with a private placement of common stock in early 2015. The Company received total proceeds of $250,000 and 125,000 shares were issued.

On May 11, 2017, the Company completed one private placement for an amount of $250,000 and 75,758 shares were issued.

On May 18, 2017, the Company completed one private placement for an amount of $132,000 and 40,000 shares were issued.

On May 19, 2017, the Company completed one private placement for an amount of $82,500 and 25,000 shares were issued.

On June 7, 2017, the Company completed one private placement for an amount of $250,000 and 71,428 shares were issued.

On June 15, 2017, the Company completed one private placement for an amount of $250,000 and 71,429 shares were issued.

On June 23, 2017, the Company completed one private placement for an amount of $437,500 and 125,000 shares were issued.

For the six-month periods ended June 30, 2017, the company converted $400,000 note principle and accrued interest $3,366 into 756,359 shares at $0.53 per share.

The Company has incurred substantial operating losses since its inception due in large part to expenditures for its research and development activities as well as expense charges related to the issuance of stock options to key employees. As at June 30, 2017, we had an accumulated deficit of $136,609,606 and we have negative cash flows from operations. The Corporation’s working capital deficiency was $1,137,149 at June 30, 2017. Our current level of annual expenditures exceeds the anticipated revenues from sales of goods and may not be covered by additional sources of funds.

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While management believes the use of the going concern assumption is appropriate, there is no assurance the above actions will be successful. The Condensed Unaudited Interim Consolidated Financial Statements for the six months ended June 30, 2017, do not include any adjustments or disclosures that may be necessary should the Corporation not be able to continue as a going concern. If the going concern assumption is not appropriate for the Condensed Unaudited Interim Consolidated Financial Statements for the six months ended June 30, 2017, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations may become necessary.

Capital disclosures

The Corporation's objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

In February 2016, the Corporation filed a prospectus supplement and accompanying prospectus related to the potential issuance and sale of up to $12,000,000 of our common stock, no par value per share, from time to time through our sales agent, Chardan Capital Markets, LLC, or Chardan. These sales, if any, will be made under an equity distribution agreement, dated February 5, 2016, between the Corporation and Chardan, which we refer to as the equity distribution agreement.

Sales of our common stock, if any, under this prospectus supplement and the accompanying prospectus may be made by any method permitted by law deemed to be an “at-the-market” offering as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made directly on The NASDAQ Capital Market, on any other existing trading market for our common stock or to or through a market maker or through an electronic communications network. If expressly authorized by us, Chardan may also sell our common stock in privately negotiated transactions. Chardan will act as sales agent on a commercially reasonable efforts basis, consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of NASDAQ. There is no specific date on which the offering will end, there are no minimum sale requirements and there are no arrangements to place any of the proceeds of this offering in an escrow, trust or similar account.

The capital management objectives remain the same as for the previous fiscal year. When possible, the Corporation tries to optimize its liquidity needs by non-dilutive sources, including sales, collaboration agreements, research tax credits and interest income. The Corporation's general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses.

The Corporation is not subject to any capital requirements imposed by external parties other than the Nasdaq Capital Market requirements related to the Listing Rules.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Corporation’s audit committee. Based on an evaluation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 and National Instrument 52-109), the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were not effective as of June 30, 2017 because of the material weakness in our internal control over financial reporting that is described in our 2016 annual filings and reproduced below in “Management’s Annual Report on Internal Control Over Financial Reporting.”

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The Corporation did not employ a sufficient complement of finance and accounting personnel at June 30, 2017 to ensure that there was proper segregation of incompatible duties related to certain processes, primarily impacting the expenditures/disbursements processes and information technology general controls (“ITGC”), and sufficient compensating controls did not exist in these areas. Specifically, because of the limited number of qualified personnel, review controls of expenditures and disbursements were not effective to ensure that expenditures and disbursements were properly authorized and recorded in the financial information system, and certain ITGCs that potentially impact two applications used for expenditures and disbursements were not effective to monitor activities of individuals with access to modify data.

Remediation Plan for Material Weaknesses in Internal Control over Financial Reporting

Management believes that a lack of segregation of duties is typical of companies with limited personnel and resources. Nonetheless, in response to the material weakness identified above, the Corporation, in the immediate future, intends to develop a plan with oversight from the Audit Committee of the Board of Directors to remediate the material weakness.

The remediation efforts expected to be implemented include the following:

Evaluate staffing levels and responsibilities to enhance appropriate segregation of duties where possible amongst our personnel. Establishing a more comprehensive review and approval process for authorizing user access to financial information systems and monitoring user access to ensure that all information technology controls designed to restrict access to applications and data are operating in a manner that provides the Corporation with assurance that such access is properly restricted to the appropriate personnel.

Changes in Internal Controls Over Financial Reporting

Since December 31, 2016, we have made the following changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting: we have engaged an outside financial reporting expert on a contract basis to assist with external financial reporting matters under the supervision and review our CFO and audit committee.

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NYMOX PHARMACEUTICAL CORPORATION Condensed Interim Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 2017 and 2016

Financial Statements

Consolidated Statements of Financial Position as of June 30, 2017 and December 31, 2016 (Unaudited)	9
Consolidated Statements of Operations (Unaudited)	10
Consolidated Statements of Changes in Equity(Unaudited)	11
Consolidated Statements of Cash Flows(Unaudited)	12

Notes to Condensed Interim Consolidated Financial Statements

1.	Basis of preparation	13
2.	Liquidity, going concern and management response	14
3.	Convertible note payable	14
4.	Share capital	15
5.	Earnings per share	17
6.	Related party transactions	18
7.	Subsequent event	18

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NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Financial Position
(Unaudited)

(US dollars)	Note Reference	June 30, 2017	December 31, 2016

Assets
Current assets
Cash		$1,264,489	$2,017,660
Accounts receivable		767	6,421
Other receivables		5,836	3,265
Security deposit		7,487	7,487
Prepaid expenses		20,685	685
Inventories		5,521	2,590

Total current assets		1,304,785	2,038,108
Non-current assets
Security deposit		17,396	17,396
Property and equipment		1,173	1,749

Total assets		$1,323,354	$2,057,253

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable and accrued liabilities		$1,388,503	$1,367,845
Convertible notes	3	653,431	930,828
Preferred shares of a subsidiary		--	400,000
Total liabilities		2,441,934	2,698,673
Stockholders’ Equity (Deficit)
Share capital – unlimited authorized shares at no par value 52,367,672 and 49,115,518 shares outstanding at June 30, 2017 and December 31, 2016, respectively	4	95,126,522	92,125,364
Share capital subscription receivable	4	(717,998)	–
Additional paid-in capital	4	41,482,502	38,323,766
Accumulated deficit		(136,609,606)	(131,090,550)

Total stockholders’ equity (deficit)		(718,580)	(641,420)

Total liabilities and stockholders’ equity (deficit)		$1,323,354	$2,057,253

See accompanying notes to the unaudited consolidated financial statements.

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NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations (Unaudited)
Three and Six-month periods ended June 30, 2017 and 2016
(US dollars)

	Note	Three months ended June 30,		Six months ended June 30,
	Reference	2017	2016	2017	2016
Revenues
Sales of goods	1	$9,432	$149,752	$87,826	$191,252

Total revenues		9,432	149,752	87,826	191,252

Operating expenses
Research and development	4	1,585,140	1,513,501	3,261,481	3,208,586
General and administrative	4	987,436	2,364,947	2,106,316	3,924,952
Marketing		7,402	897	7,628	3,503
Cost of sales		26,609	41,360	71,789	92,090

Total expenses		2,606,587	3,920,705	5,447,214	7,229,131

Loss from operations		(2,597,155)	(3,770,953)	(5,359,388)	(7,037,879)

Net finance costs		(108,198)	(54,102)	(159,668)	(112,436)

Net loss		$(2,705,353)	$(3,825,055)	$(5,519,056)	$(7,150,315)

Net loss per share
Basic & Diluted	5	$(0.05)	$(0.08)	$(0.11)	$(0.16)
Weighted average number of common shares outstanding
Basic & Diluted	5	51,528,945	45,426,957	50,886,447	44,715,253

See accompanying notes to the unaudited consolidated financial statements.

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NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Changes in Equity (Unaudited)
Six-month period ended June 30, 2017
(in US dollars)

	Share capital		Share capital	Additional paid-in	Accumulated	Total Equity
Note Refence – Note 4	Shares	Dollars	subscription	capital	Deficit	(Deficit)
Balance, December 31, 2016	49,115,518	$92,125,364	$–	$38,323,766	$(131,090,550)	$(641,420)
Issuance of shares for cash and share subscriptions	985,795	2,562,192	(717,998)	(88,012)		1,756,182
Issuance of stock for convertible note and accrued interest	756,359	403,366				403,366
Stock-based compensation	1,510,000	35,600	–	2,846,748	–	2,882,348
Cancellation of liability for preferred shares of subsidiary				400,000		400,000
Net loss	–	–	–	–	(5,519,056)	(5,519,056)
Balance, June 30, 2017	52,367,672	$95,126,522	$(717,998)	$41,482,502	$(136,609,606)	$(718,580)

See accompanying notes to the condensed unaudited interim consolidated financial statements.

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NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows (Unaudited)
Six-month periods ended June 30, 2017 and 2016

(US dollars)	2017	2016

Cash flows from operating activities
Net loss	$(5,519,056)	$(7,150,315)
Adjustments for:
Depreciation of property and equipment	576	1,421
Stock-based compensation	2,882,348	5,583,261
Accretion expense and interest expense settled by issued shares	125,970	54,757
Changes in non-cash operating balances:
Accounts receivable and other receivables	3,083	(28,990)
Research tax credits receivable	-	144,043
Security deposit	-	(7,487)
Prepaid expenses	(20,000)	(20,000)
Inventories	(2,931)	8,739
Accounts payable and accrued liabilities	20,657	(916,326)

Net cash flows used in operating activities	(2,509,353)	(2,330,897)

Cash flows from (used in) financing activities
Proceeds from issuance of share capital	1,756,182	2,120,339
Net cash flows provided by financing activities	1,756,182	2,120,339

Net decrease in cash	(753,171)	(210,558)
Cash, beginning of the period	2,017,660	374,463

Cash, end of the period	$1,264,489	$163,905

See accompanying notes to the unaudited consolidated financial statement

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NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Six-month periods ended June 30, 2017 and 2016
(US dollars)

NOTE 1 – Business activities, basis of preparation and accounting policy

Nymox Pharmaceutical Corporation is a company which re-domiciled from Canada to the Commonwealth of The Bahamas in 2015 and is incorporated under the International Business Companies Act of the Commonwealth of The Bahamas. Nymox Pharmaceutical Corporation including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey (together referred to as the “Corporation”), is a biopharmaceutical corporation, which specializes in the research and development of products for the aging population. The head office of the Corporation is located at Bay & Deveaux Sts., 2nd Floor, Nassau, The Bahamas. The Corporation currently markets NicAlertTM and TobacAlertTM, tests that use urine or saliva to detect use of tobacco products. Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. Since 2002, the Corporation has been developing its novel proprietary drug candidate, NX-1207, for the treatment of benign prostatic hyperplasia (BPH) and, since 2012, for the treatment of low-grade localized prostate cancer. The Corporation also has an extensive patent portfolio covering its marketed products, its investigational drug as well as other therapeutic and diagnostic indications.

Statement of compliance

The condensed unaudited interim financial statements and related notes have been prepared in accordance with International Financial Reporting Standards (IFRS) interpretations as issued by the International Accounting Standards Board (“IASB”) and in accordance with IAS 34, Interim Financial Reporting, and with the rules and regulations of the United States Securities and Exchange Commission set forth in Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited interim financial statements furnished reflect all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. These financial statements should be read in conjunction with the financial statements of the Company for the fiscal year ended December 31, 2016 and notes thereto contained in the Company's Annual Report on Form 20-F.

The condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on August 4, 2017.

Basis of measurement

The condensed unaudited interim consolidated financial statements have been prepared on a going concern and on the historical cost basis. The functional and presentation currency of the Corporation is the US dollar.

Revenue recognition

We record the revenue when the transfer of significant risks and rewards of ownership of goods occurs.

Stock Subscriptions Receivable

Subscriptions to common stock under binding agreements to acquire shares where the consideration has not yet been received are accounted for as a share issuance with the subscription receivable reflected in the statement of financial position as a reduction of shareholders’ equity.

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NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Six-month periods ended June 30, 2017 and 2016
(US dollars)

NOTE 2 – Liquidity, Going concern and Managements Response

Management believes that current cash balances as of June 30, 2017 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access financing through the other sources of capital in order to fund these operations and activities over the next year.

The Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which could have an impact on its ability to continue as a going concern. Considering recent developments and the need for additional financing, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern assumption is not appropriate, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

NOTE 3 – Convertible Note Payable

The convertible note payable was entered into on December 16, 2014, bears interest at 6% and is due on December 1, 2017. Additionally, the company has agreed to pay an annual administration fee equal to 2% of the face value of the note.

The convertible note has been classified as a liability at its estimated fair value with the residual allocated to the conversion feature. As a result, the recorded liability for the convertible note is lower than its face value, the difference being characterized as a debt discount and amortized as interest expense using the effective interest method over the term of the note. The value assigned to the conversion feature has been characterized as equity. Fair value of the debt component was determined using a discounted cash flow model.

The carrying value of the convertible notes included the following changes for the six-month periods ended June 30, 2017 and year ended December 31, 2016, respectively:

Description	June 30, 2017	December 31, 2016
Balance, beginning of the period	$930,828	$814,672
Accretion expense	122,603	116,156
Conversion into shares	(400,000)	-
Balance, end of the period	$653,431	$930,828

In connection with the issuance of the convertible notes, the Corporation issued 107,000 warrants to the placement agent as part of the placement fee. The warrants are classified as equity as they meet the criteria for such classification. All warrants have been excised by the six-month periods ended June 30, 2017.

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NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Six-month periods ended June 30, 2017 and 2016
(US dollars)

At the six-month periods ended June 30, 2017, $400,000 note principle and accrued interest of $3,366 converted into 756,359 shares at $0.53 per share. The accretion expense of the convertible note is $122,603 at the six-month period ended June 30,2017and $116,156 at the yearend December 31, 2016 respectively. The carrying value of the convertible note is note is $653,431 at the six-month period ended June 30, 2017 and $930,828 at the yearend December 31, 2016 respectively.

NOTE 4 – Share Capital

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

Private placements

At the six-month periods ended June 30, 2017, the Corporation completed eight private placements and placement of warrant excise for a total of $1,756,182. A total of 585,520 common shares were issued at an average price of $3.01 per share.

At the six-month periods ended June 30, 2017, convertible debt holder converted $400,000 of note principle and $3,366 of accrued interest into 756,359 shares at $0.53 per share.

Cancellation of Preferred Shares of Subsidiary

In 2001 Nymox recorded a liability for potentially redeemable shares of a subsidiary related to its acquisition of Serex, Inc. During the six-month period ended June 30, 2017, we recorded a cancellation of this liability directly to additional paid in capital in the amount of $400,000.

Stock options

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 7,500,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant date and vest either immediately or over periods up to six years, and are equity-settled. As at June 30, 2017, 1,840,000 options could still be granted by the Corporation.

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NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Six-month periods ended June 30, 2017 and 2016
(US dollars)

The following table provides the activity of stock option awards during the six-month period ended June 30, 2017 and for options outstanding and exercisable at the end of the six-month period ended June 30, 2017, the range of exercise price and the weighted average years to expiration.

Description	Options Number	Range of exercise price	Weighted average remaining contractual life (in years)
Outstanding, December 31, 2016	5,660,000	$1.74	8.37
Expired / Cancelled	-	-	-
Granted	-	-	-
Outstanding, June 30, 2017	5,660,000	$1.74	7.87
Options exercisable	5,660,000	$1.74	7.87

Stock-based compensation

Share based compensation expense recognized including the employee expense associated with stock options and shares granted as compensation for the three and six-month periods ended June 30, 2017 and 2016, were as follows:

	Three months ended June 30,		Six months ended June 30,
Year of Award	2017	2016	2017	2016
2012	$-	$-	$-	$2,615
2015	1,350,295	3,105,036	2,846,748	5,580,646
2016 and 2017	-	-	35,600	-
Total	$1,350,295	$3,105,036	$2,882,348	$5,583,261

The stock-based compensation expense is disaggregated in the statements of operations and comprehensive loss as follows:

	Three Months Ended June 30,		Six Months Ended June 30.
Description	2017	2016	2017	2016
General and administrative expense	$675,147	$2,040,138	$1,458,974	$3,280,558
Research and development expense	675,148	1,064,898	1,423,374	2,302,703
Total	$1,350,295	$3,105,036	$2,882,348	$5,583,261

No options were granted during the six-month period ended June 30, 2017.

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NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Six-month periods ended June 30, 2017 and 2016
(US dollars)

Warrants

The following is a schedule of warrant activity for the six months ended June 30, 2017 including weighted average exercise price and weighted average contractual life:

Description	Number	Weighted average exercise price	Weighted average remaining contractual life (in years)

Outstanding, December 31, 2016	548,529	$1.72	1.31
Exercised	548,529	1.72	-
Granted	-	-	-
Expired	-	-	-
Cancelled	-	-	-
Outstanding, June 30, 2017	-	$-	-

On December 16, 2014, in connection with the convertible notes private placement financing referred to in Note 3, the Corporation issued 107,000 warrants to the placement agent as partial consideration for the placement fees. Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $0.53 prior to December 16, 2017. These warrants were exercised during the first quarter of 2017.

NOTE 5 – Earning per Share:

Weighted average number of common shares outstanding:

	Three months ended June 30,		Six months
	2017	2016	2017	2016
Issued common shares at beginning of period	51,018,827	44,788,419	49,115,518	42,988,419
Effect of shares issued	510,118	638,538	1,733,636	1,726,834
Weighted average number of common shares outstanding – basic	51,528,945	45,426,957	50,886,447	44,715,253
Dilutive impact of convertible notes	-	-	-	2,007,505
Weighted average number of shares outstanding – diluted	51,528,945	45,426,957	50,886,447	46,722,758

For the six months ended June 30, 2017, the Corporation excluded 5,650,000 stock options from the diluted weighted average per share calculation as they were anti-dilutive. All outstanding stock options and warrants could potentially be dilutive in the future.

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NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Six-month periods ended June 30, 2017 and 2016
(US dollars)

NOTE 6 – RELATED PARTY TRANSACTIONS

Executive officers and directors participate in the Corporation’s stock option plan (see note 4 (b)). Executive officers are covered under the Corporation’s health plan.

Key management personnel compensation is comprised of:

	Three months ended June 30,		Six months ended June 30,
Description	2017	2016	2017	2016
Salaries	$-	$-	$-	$-
Short-term employee benefits	461	462	922	924
Stock-based compensation	1,350,295	3,105,036	2,846,748	5,583,261
Total	$1,350,756	$3,105,498	$2,847,670	$5,584,185

Total honorariums to the independent directors of the Corporation for participating in Board and Committee meetings are $nil for the period ended June 30, 2017 (2016 - $nil; 2015 -$28,500).

NOTE 7 – SUBSEQUENT EVENTS

Subsequent to the quarter ending June 30, 2017, the company made an additional private placement of straight common shares with one of its long-term shareholders for a total amount of $1,220,000.

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